UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:     001-11748

EASTERN AMERICAN
NATURAL GAS TRUST

(Exact name of registrant as specified in its charter)

The Bank of New York

Mellon Trust Company, N.A., Trustee

Global Corporate Trust

919 Congress Avenue, Suite 500

Austin, Texas  78701

(800) 852-1422

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Depositary Units

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 248

Pursuant to the requirements of the Securities Exchange Act of 1934, Eastern American Natural Gas Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 11, 2013	EASTERN AMERICAN NATURAL GAS TRUST

		By:	The Bank of New York Mellon Trust Company, N.A.,

		By:	/s/ Sarah Newell
		Name:	Sarah Newell
		Title:	Vice President